

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2021

Marc Coluccio
Manager
1300 East Pike Partners LLC
2909 1st Avenue South
Seattle, WA 98134

      Re: 1300 East Pike Partners LLC
           Offering Statement on Form 1-A
           Filed December 17, 2021
           File No. 024-11757

Dear Mr. Coluccio:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Catherine De Lorenzo at 202-551-4079 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Kenneth L. Betts